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05013044

82-5761

82-3964

South China Morning Post
Published on 25th November, 2005

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 0012)

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 0097)

JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 166 OF THE COMPANIES ORDINANCE
(1) APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER
(2) CONNECTED TRANSACTION FOR HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Financial Adviser to Henderson Land Development Company Limited

CREDIT SUISSE | FIRST BOSTON

Credit Suisse First Boston (Hong Kong) Limited

Reference is made to the joint announcement dated 9th November, 2005 (the "Joint Announcement") made by Henderson Land Development Company Limited ("HLD") and Henderson Investment Limited ("HIL"). Terms used herein, unless otherwise defined, have the same meanings as in the Joint Announcement.

Appointment of Independent Financial Adviser

The HIL Board wishes to announce that Mr. Philip Yuen Pak Yiu has been appointed as the independent HIL Director to advise the HIL Independent Shareholders in relation to the Proposal ("Independent Director"), Platinum Securities Company Limited has been appointed as the independent financial adviser to the Independent Director in respect of the Proposal pursuant to Rule 2.1 of the Takeovers Code and the appointment of the independent financial adviser has been approved by the Independent Director before such appointment is made. A scheme document of HIL containing, inter alia, a letter from the independent financial adviser to the Independent Director will be despatched to the HIL Shareholders as soon as practicable.

Share Transfer Arrangement

The HLD Board wishes to announce that on 24th November, 2005, an agreement in relation to the Share Transfer Arrangement was entered into between HLD and Henderson Development, pursuant to which HLD will procure Henderson Development to transfer to the Connected Scheme Shareholders out of its holdings such number of HLD Shares to which they are entitled pursuant to the Scheme as Cancellation Consideration for cancellation of the Scheme Shares held by the Connected Scheme Shareholders. Henderson Development will effect the said transfers in return for HLD paying Henderson Development an amount equal to the value of the Cancellation Consideration to which the Connected Scheme Shareholders are entitled. The amount of the value of such Cancellation Consideration payable to Henderson Development will be based on the closing price per HLD Share on the trading day immediately before the date on which HLD Shares are issued and transferred to the Connected Scheme Shareholders as Cancellation Consideration under the Scheme together with any stamp duty payable in connection with such transfer. The Connected Scheme Shareholders are currently interested in 48,996,064 HIL Shares, representing approximately 1.74% of the total issued share capital of HIL as at the date hereof.

Under the Proposal, up to a total of approximately 18,844,640 HLD Shares, representing approximately 1.04% of the total issued share capital of HLD as at the date hereof, will be transferred by Henderson Development to the Connected Scheme Shareholders pursuant to the Share Transfer Arrangement. Since the value of such HLD Shares will be based on the closing price of HLD Shares on the trading day immediately before the date on which the HLD Shares are issued and transferred under the Proposal, the amount payable by HLD to Henderson Development cannot be determined as at the date of this announcement. However, based on the closing price of HK$35.65 per HLD Share on the date of this announcement, an amount of HK$673,155,039, including stamp duty of HK$1,343,623, will be payable by HLD to Henderson Development under the Share Transfer Arrangement. Further announcement will be made when the amount payable by HLD to Henderson Development is determined.

As Henderson Development, being a substantial shareholder of HLD and interested in approximately 61.87% of the total issued share capital of HLD as at the date hereof, is a connected person of HLD, the entering into of the agreement for the Share Transfer Arrangement will constitute a connected transaction of HLD. Based on the estimated consideration of HK$673,155,039 under the Share Transfer Arrangement, each of the percentage ratios applicable to the transaction in accordance with Chapter 14A of the Listing Rules is less than 2.5%. Accordingly, HLD will only be subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements in Chapter 14A of the Listing Rules in relation to such transaction.

Henderson Development has indicated to HLD that, it is its intention, if the Scheme becomes effective, to apply the amount it will receive from HLD under the Share Transfer Arrangement to acquire HLD Shares in future when appropriate.

The HIL Shareholders, the HLD Shareholders, holders of HLD Convertible Notes and potential investors in the securities of HIL or HLD should be aware that the making of the Proposal and the implementation of the Proposal and the Scheme are subject to fulfillment or waiver, as the case may be, of the conditions set out in the Joint Announcement. Thus the Proposal and the Scheme may or may not become effective. They should therefore exercise extreme caution when dealing in the HIL Shares, the HLD Shares and the HLD Convertible Notes.

By Order of the Board of
Henderson Land Development Company Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
Henderson Investment Limited
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 24th November, 2005

As at the date of this announcement, the HLD Board comprises: (i) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (ii) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (iii) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The HLD Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HIL Group) misleading.

As at the date of this announcement, the HIL Board comprises: (i) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (ii) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (iii) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The HIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLD and its subsidiaries (except the HIL Group)) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to HLD and its subsidiaries (except the HIL Group)) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to HLD and its subsidiaries (except the HIL Group)) misleading.